SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month Ended	Commission File Number
August 2003	000-31645

BIRCH MOUNTAIN RESOURCES LTD.
(Exact name of the registrant as specified in its charter)

ALBERTA, CANADA (Jurisdiction of Incorporation or Organization)

3100, 205 - 5TH AVENUE, S.W., CALGARY, ALBERTA, CANADA T2P 2V7
(Address of Principal Executive Offices)
Telephone (403) 262-1838

                Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F- or Form 40-F.

FORM 20-F X	Form 40-F

                Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _________	No X

                If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Total Number of pages is 20

BRITISH COLUMBIA SECURITIES COMMISSION

QUARTERLY REPORT

BC Form 51-901F

ISSUER DETAILS

NAME OF ISSUER BIRCH MOUNTAIN RESOURCES LTD.		QUARTER ENDED 2003/06/30	DATE OF REPORT YY/MM/DD 2003/08/26
ISSUER ADDRESS 3100, 205 - Fifth Avenue S.W.
CITY PROVINCE CALGARY AB	POSTALCODE T2P 2V7	ISSUER FAX NO. (403) 263-9888	ISSUER Telephone (403) 262-1838
CONTACT NAME DON L. DABBS	CONTACT POSITION Vice President & CFO		CONTACT Telephone(403) 262-1838
CONTACT EMAIL ADDRESS dabbsd@birchmountain.com		WEB SITE ADDRESS www: birchmountain.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE "Donald L. Dabbs"	PRINT FULL NAME Donald L. Dabbs	DATE SIGNED YY/MM/DD 2003/08/26
DIRECTOR'S SIGNATURE "Douglas J. Rowe"	PRINT FULL NAME Douglas J. Rowe	DATE SIGNED YY/MM/DD 2003/08/26

BIRCH MOUNTAIN RESOURCES LTD. FORM 51-901F - QUARTERLY REPORT JUNE 30, 2003

SCHEDULE A: FINANCIAL STATEMENTS

The unaudited financial statements for the Second quarter ended June 30, 2003 prepared by Management are attached.

BIRCH MOUNTAIN RESOURCES LTD.
CONSOLIDATED CONDENSED BALANCE SHEET
AS AT JUNE 30, 2003
(UNAUDITED)

			31-Dec-02
	30-Jun-03		Audited
ASSETS
Current Assets
Cash	145,143		47,782
Accounts receivable	30,687		14,236
Share Subscription Receivable	15,000		15,000
Investments	0		20,000
Prepaids and deposits	19,316	210,147	4,922	101,940

Capital Assets	146,034		163,152
Total Assets		$356,181		$265,092

LIABILITIES & SHAREHOLDER'S EQUITY
Current Liabilities
Accounts payable	437,295		867,048
Short term loan			67,083
		$437,295		$934,131

Shareholders' Equity (Deficiency)
Share capital	26,267,589		25,186,910
Deficit	-26,348,703	-81,114	-25,855,949	-669,039
Total Liabilities and Shareholder's Equity		$356,181		$265,092

BIRCH MOUNTAIN RESOURCES LTD.
CONSOLIDATED STATEMENT OF LOSS AND DEFICIT
FOR THE SIX MONTHS ENDED JUNE 30, 2003
(UNAUDITED)

	3 Months		3 Months
	2 Quarter	6 Months	2 Quarter	6 Months
	30-Jun-03	30-Jun-03	30-Jun-02	30-Jun-02

EXPENSES
Amortization	8,592	17,651	13,088	26,175
Consulting	800	800
Mineral exploration costs	134,801	399,462	227,918	465,053
Office	45,473	95,779	52,789	106,856
Professional Fees	52,691	54,968	48,876	146,998
Research costs	-	2,579	10,084	33,539
Salaries, management fees and benefits	106,583	227,396	116,037	240,717
Shareholder services and promotion	61,166	106,482	60,203	93,663

LOSS BEFORE THE FOLLOWING	410,106	905,117	528,996	1,113,002

Interest and other income	-592	-594	- 240	-389
Gain on Sale of Investment	- 6,768	-6,768
Debt Settlement	-194,000	-194,000
	-201,360	-201,362	- 240	-389

Loss before income taxes	208,746	703,755	528,756	1,112,613
Future income tax recovery	-187,000	-211,000		-15,893
Net loss for the period	21,746	492,755	528,756	1,096,720

Deficit, beginning of period	26,326,957	25,855,948	24,613,962	24,045,999

Deficit, end of period	26,348,703	26,348,703	25,142,719	25,142,719

Loss per share
Basic	0.00	0.01	0.02	0.03

BIRCH MOUNTAIN RESOURCES LTD.
CONSOLIDATED STATEMENT OF LOSS AND DEFICIT
FOR THE SIX MONTHS ENDED JUNE 30, 2003
(UNAUDITED)

	3 Months		3 Months
	2 Quarter	6 Months	2 Quarter	6 Months
	30-Jun-03	30-Jun-03	30-Jun-02	30-Jun-02

EXPENSES
Amortization	8,592	17,651	13,088	26,175
Consulting	800	800
Mineral exploration costs	134,801	399,462	227,918	465,053
Office	45,473	95,779	52,789	106,856
Professional Fees	52,691	54,968	48,876	146,998
Research costs	-	2,579	10,084	33,539
Salaries, management fees and benefits	106,583	227,396	116,037	240,717
Shareholder services and promotion	61,166	106,482	60,203	93,663

LOSS BEFORE THE FOLLOWING	410,106	905,117	528,996	1,113,002

Interest and other income	-592	-594	- 240	-389
Gain on Sale of Investment	- 6,768	-6,768
Debt Settlement	-194,000	-194,000
	-201,360	-201,362	- 240	-389

Loss before income taxes	208,746	703,755	528,756	1,112,613
Future income tax recovery	-187,000	-211,000		-15,893
Net loss for the period	21,746	492,755	528,756	1,096,720

Deficit, beginning of period	26,326,957	25,855,948	24,613,962	24,045,999

Deficit, end of period	26,348,703	26,348,703	25,142,719	25,142,719

Loss per share
Basic	0.00	0.01	0.02	0.03

BIRCH MOUNTAIN RESOURCES LTD
CONSOLIDATED STATEMENT OF CASH FLOW
FOR THE SIX MONTHS ENDED JUNE 30, 2003
( UNAUDITED )

	3 Mo	6 Mo	3 Mo	6 Mo
	6/30/03	6/30/03	6/30/02	6/30/02

CASH FLOWS FROM OPERATING ACTIVITIES
Interest income received	592	594	240	389
Interest Paid	- 4,702	- 11,357	- 3,654	- 4,650
Cash paid to employees	-219,882	-412,048	-224,565	-446,200
Cash paid to suppliers	-724,062	-716,192	-168,741	-268,637
	-948,054	- 1,139,003	-396,720	-719,098

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of Common Shares for Cash	1,114,752	1,276,680	308,580	308,580
Short term loan	- 52,083	- 67,083	- 39,750	71,550
Deposits received	-	-	100,000	100,000
	1,062,669	1,209,597	368,830	480,130
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds on Disposal of Investment	26,768	26,768
Purchase of capital assets	-			99
	26,768	26,768		99

INCREASE (DECREASE) IN CASH	141,382	97,361	- 27,890	-238,869

CASH AT BEGINNING OF PERIOD	3,761	47,782	79,735	290,714

CASH AT END OF PERIOD	145,143	145,143	51,845	51,845

Birch Mountain Resources Ltd.
Notes to the Financial Statements
For the period ended June 30, 2003
(unaudited)

1.         Nature of operations and going concern considerations

Birch Mountain Resources Ltd. (the "Company") is in the process of exploring its mineral leases and permits and has not yet determined whether they contain economically recoverable reserves.

These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles on a going concern basis. This presumes funds will be available to finance ongoing exploration, operations and capital expenditures and permit the realization of assets and the payment of liabilities in the normal course of operations for the foreseeable future.

As at June 30, 2003, the Company has a working capital deficiency of approximately $227,000 and an accumulated deficit $26.3 million. These accumulated losses and the need for continued funding raise substantial doubt about the Company's ability to continue as a going concern.

In the past, the Company has been successful in raising funds in the equity market for exploration, research and operating activities, but there is no assurance that it will be able to do so in the future. If future financing efforts do not meet with success, there is substantial doubt about the ability of the Company to continue as a going concern as it would likely have to dispose of its assets on a less than advantageous basis.

The Company's ability to continue as a going concern is largely dependent on its success in obtaining sufficient funds to carry out exploration activities on it mineral claims, preserving its interest in the underlying claims, establishing the existence of economically recoverable mineral reserves, achieving successful results from its research efforts and obtaining the financing to complete the development and achieve future profitable production or, alternatively, upon the Company's ability to dispose of its interests on an advantageous basis.

These financial statements do not give effect to any adjustments that might be necessary should the Company be unable to continue its operations as a going concern.

2.         Significant accounting policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The accounting policies followed in preparing these financial statements are those used by the Company as set out in the audited financial statements for the year ended December 31, 2002.Certain information and note disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles are not included. These interim financial statements should be read together with the Company's audited consolidated financial statements for the year ended December 31, 2002.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these consolidated financial statements.

Birch Mountain Resources Ltd.
Notes to the Financial Statements
For the period ended June 30, 2003
(Unaudited)

3.          Investments

Under the terms of an agreement involving mineral leases, the Company received common shares of Shear Minerals Ltd. and Marum Resources Inc. The market value of these shares upon receipt was $20,000. Theses shares were sold in April for net proceeds approximating $26,768.

4.         Accounts Payable

The Company has cancelled the accrued payable in the amount of $194,000 relating to the estimated cost of discontinuing the Indonesian operations in 1998.

5.         Share capital

Common shares

	Number	Amount
Balance December 31, 2002	36,886,399	25,186,910
Private placements	217,712	54,428
Flow through shares	248,000	62,000
Tax benefits to be renounced		(24,000)
Balance March 31, 2003	37,352,111	25,279,337
Private placements	2,885,410	721,352
Flow through shares	1,870,000	467,500
Share Cost Issuance		(13,600)
Tax benefits to be renounced		(187,000)
Balance June 30, 2003	42,107,521	26,267,589

Reserved for issue

                    Options

The Option plans are explained in The Company's audited consolidated financial statements for the year ended December 31, 2002.

Birch Mountain Resources Ltd.
Notes to the Financial Statements
For the period ended June30, 2003
(Unaudited)

5.         Share capital (continued)

            The Company has granted options on common shares as follows:

Number of Options		Price Range($)	Weighted Average Price ($)	Expiry Date
December 31, 2002 outstanding	4,718,750	0.22 -1.36	0.54	2003 - 2004
Cancelled	(150,000)	0.90	0.90	2002
March 31, 2003 outstanding	4,568,750	0.22 -1.36	0.53	2003 - 2007
Granted	54,400	0.25	0.25	2004
Cancelled	(100,000)	1.36	1.36	2004
June 30, 2003 outstanding	4,523,150	0.22 - 1.36	0.51	2003 - 2007

The following summarizes information about the various stock options outstanding at June 30, 2003 under both plans:

Shares Under Option	Expiry Date	Option Price
Original plan
75,000	July 2003	.22
490,000	November 2003	.35
30,000	July 2004	1.25
635,000	November 2004	1.36
408,750	January 2006	.60
275,000	April 2006	.65
1,140,000	March 2007	.26
3,053,750.59
2002 plan
1,415,000	April 2007	.34
54,400	Sept 2004	.25
TOTAL 4,523,150.51

Birch Mountain Resources Ltd.
Notes to the Financial Statements
For the period ended June30, 2003
(Unaudited)

Warrants

In relation to private placements, the Company has the following warrants outstanding:

Number of Warrants		Exercise Price	Weighted Average Price ($)	Expiry Date
Balance, Dec. 31, 2002, outstanding	3,239,277	0.75 -1.00	0.84	2003 - 2004
Issued	465,712	0.75	0.75	2004
March 31, 2003 outstanding	3,704,989	0.75 -1.00	0.84	2003 - 2004
Issue	4,755,410	0.50	0.50	2004
June 30, 2003 outstanding	8,460,399	0.50	0.50	2003 -2004

During the second quarter, in conjunction with a private placement, the Company issued 4,755,410 share purchase warrants at an exercise price of $0.50 per warrant, exercisable until September 2004.

As of June 30, 2003, all the outstanding warrants were re-price to $0.50.

6.         Related party transactions

The Company had the following transactions with related parties at June 30, 2003.

•	Included in shareholder services and promotion are amounts of $312 in 2003 (2002 - $9,888) paid to a company controlled by the spouse of a director.
•	Included in professional fees is $13,955 (2002 - $nil) of consulting and legal fees paid to a company owned by an officer.
•	Included in professional fees is $18,005 (2002 - $52,402) of legal fees paid to two firms in which officers are partners.
•	Included in accounts payable is $ 68,126 (2002 - $65,741) relating to these transactions.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Birch Mountain Resources Ltd.
Notes to the Financial Statements
For the period ended June30, 2003
(Unaudited)

7.         Segmented information

The Company's principal business segment is the acquisition and exploration of mineral leases and permits. The Company also engages in research of mineral technology and in 2002 established an industrial mineral division to pursue the development of its limestone property. The Company's activities are focused on Western Canada.

3 Months	Mineral Exploration	Mineral Technology	Industrial Minerals	Corporate	Total
June 2003
Revenue				201,360	201,360
Expense	45,515		89,286	275,305	410,106
Loss	(45,515)		(89,286)	(73,945)	(208,746)
Assets	65,715			290,466	356,181
June 2002
Revenue				240	240
Expense	227,918	10,084		290,994	528,996
Loss	(227,918)	(10,084)		(290,754)	(528,756)
Assets	135,830			246,287	382,117

6 Months	Mineral Exploration	Mineral Technology	Industrial Minerals	Corporate	Total
June 2003
Revenue				201,362	201,362
Expense	90,671	2,579	308,791	503,076	905,117
Loss	(90,671)	(2,579)	(308,791)	(301,714)	(703,755)
Assets	65,715			290,466	356,181
June 2002
Revenue				389	389
Expense	465,053	33,539		614,410	1,113,002
Loss	(465,053)	(33,539)		(614,021)	(1,112,613)
Assets	135,830			246,287	382,117

Birch Mountain Resources Ltd.
Notes to the Financial Statements
For the period ended June 30, 2003
(Unaudited)

8.         Material differences between Canadian and United States generally accepted accounting principles

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principals (GAAP) in Canada. Significant differences between GAAP in Canada and the United States that would have an effect on these consolidated financial statements are as follows:
(a)

The balance of any unspent funds raised under a flow-through arrangement is considered restricted cash under U.S. GAAP and would require separate disclosure on the face of the balance sheet. In addition, such restricted amounts would not be considered cash and cash equivalents for cash flow reporting purposes. The amount of such restricted cash applicable to future flow-through expenditures is estimated to be$400,000 (at December 31, 2002 - $135,000).

(a)

Mineral exploration costs are accounted for in accordance with Canadian GAAP as discussed in Note 2.For U.S. GAAP purposes, the Company expenses exploration costs relating to unproven mineral leases and permits as incurred as well as acquisition costs for leases and permits that do not provide for unrestricted exploration. Any write-down of capitalized exploration costs would be considered an operating expense and included in the determination of operating loss for the period in which the write down occurred. For U.S. GAAP cash flow statement purposes, mineral exploration costs would be shown under operating activities rather than under investing activities. With the adoption of the policy for accounting for mineral exploration costs the Company's treatment of mineral exploration costs is similar to the treatment under U.S. GAAP, resulting in no material differences for 2003 and 2002.

(b)

Future income taxes, related to flow-through shares for renunciation of qualified resource expenditures, are treated as a cost of issuing those securities for Canadian GAAP. For U.S. GAAP, these costs are included in the future tax provision.

If these consolidated financial statements were prepared in accordance with US GAAP, the impact on the balance sheets would be as follows:

	June 30, 2003	December 31, 2002
Deficit under Canadian GAAP	26,348,703	25,855,949
Future income taxes	1,527,189	1,316,189
Deficit under U.S. GAAP	27,875,892	27,172,138

Birch Mountain Resources Ltd.
Notes to the Financial Statements
For the period ended June30, 2003
(Unaudited)

8.         Material differences between Canadian and United States generally accepted accounting principles (continued)

In addition, the impact on the consolidated statements of loss would be as follows:

	3Months June 30, 2003	6 Months June 30, 2003	3Months June 30, 2002	6 Months June 30, 2002
Net loss for the period under Canadian GAAP	21,746	492,755	528,756	1,096,720
Future income taxes	187,000	211,000		15,893
Net loss for the period under U.S. GAAP	208,746	703,755	528,756	1,112,613
Loss per share under U.S. GAAP Basic	(0.00)	(0.02)	(0.02)	(0.03)

For U.S. GAAP purposes, the Company has adopted APB Opinion No.25, Accounting for Stock Issued and Employees (APB 25), to account for stock based compensation to employees and directors using the intrinsic value based method whereby compensation cost is recorded for the excess, if any, of the quoted market price, at the date granted. As at December 31, 2002, no compensation cost has been recorded for any period under this method, as the option price has been equal to the market price on the date of the grant.

The Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123), issued in October 1995, requires the use of the fair value based method of accounting for stock options. Under this method, compensation cost is measured at the date of grant based on the fair value of options granted and is recognized over the vesting period. These costs were calculated in accordance with the Black-Scholes option pricing model, assuming no dividends are paid, annual risk free rate of 4.5% to 5%, a volatility factor of 12% to 30%, and an expected life of five years.

Had the Company adopted SFAS 123 for its U.S. GAAP disclosure, the following net losses would have been reported:

	3Months June 30, 2003	6 Months June 30, 2003	3Months June 30, 2002	6 Months June 30, 2002
Net loss under U.S. GAAP	208,746	703,755	528,756	1,112,613
Pro-forma stock compensation			30,753	55,706
	208,746	703,755	559,509	1,168319
Loss per share under U.S. GAAP Basic	(0.00)	(0.02)	(0.01)	(0.02)

BIRCH MOUNTAIN RESOURCES LTD. FORM 51-901F - QUARTERLY REPORT JUNE 30, 2003

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. a)     Summary of deferred exploration costs

            Exploration costs are expensed as incurred.

    b)     During the period the material expenditures were as follows:

	30-Jun-03		30-Jun-03
	3 Months		6 Months
Amortization		8,592		17,651
Consulting		800		800
Mineral Exploration Costs		134,801		399,462
Equipment Rental	25		419
Lab Rental & Utilities	17,762		34,281
Transportation & Accommodation	2,970		10,420
Materials & Supplies	403		2,181
Mineral Lease	8,855		11,083
Third Party Services	1,999		138,431
Personnel	102,788		202,647
Office	-	45,473		95,779
Professional Fees	-	52,691		54,968
Accounting	280		390
Audit Fees Can	22,738		22,738
Audit Fees US	-
IT	-
Legal Fees	29,673		31,840
Research Costs		0		2,579
Materials, Assays			75
Services & Contracts			1,508
Salaries & Travel			996
Salaries, Management Fees & Benefits		106,583		227,396
Shareholder Services and Promotions		61,166		106,482

BIRCH MOUNTAIN RESOURCES LTD. FORM 51-901F - QUARTERLY REPORT JUNE 30, 2003

2.     Related party transactions during the period:

The Company had the following transactions with related parties at June 30, 2003.
•	Included in shareholder services and promotion are amounts of $312 in 2003 (2002 - $9,888) paid to a company controlled by the spouse of a director.
•	Included in professional fees is $13,955 (2002 - $nil) of consulting and legal fees paid to a company owned by an officer.
•	Included in professional fees is $18,005 (2002 - $52,402) of legal fees paid to two firms in which officers are partners.
•	Included in accounts payable is $ 68,126 (2002 - $65,741) relating to these transactions.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

3.     Summary of securities issued and options granted during the period:

a)    Securities issued during the period:

At June 30, 2003, 42,107,521 shares were outstanding. There were 4,755,410 shares issued during the three months ended June 30, 2003.

Date of Issue	Type of Security	Type of Issue	Number	Price	Total Proceeds	Type of Consideration
01/24/03	Common Shares	Private Placement	465,712	0.25	116,428	Cash
05/16/03	Common Shares	Private Placement	2,885,410	0.25	721,352	Cash
5/16/03	Flow Thru Shares	Private Placement	1,870,000	0.25	467,500	Cash

          b)    Options granted during the period:

At June 30, 2003 54,400 Options were granted at $0.25.

4.     Summary of securities as at the end of the reporting period:

        a)     Description of authorized share capital:
                Unlimited number of voting common shares without par value
                Unlimited number of preferred shares, issuable in series
                Unlimited number of non-voting shares

        b)     Number and recorded value for shares as at the end of this reporting period:

Issued and outstanding: 47,107,521
Value: $26,267,589

BIRCH MOUNTAIN RESOURCES LTD. FORM 51-901F - QUARTERLY REPORT June 30, 2003

Description of options and warrants outstanding

Number	Exercise Price	Expiry Date
Warrants
881,652	$0.50	08/06/03
285,715	$0.50	09/19/03
2,071,910	$0.50	06/20/04
465,712	$0.50	07/24/04
4,755,410	$0.50	09/16/04
Options
75,000	$0.22	07/13/03
490,000	$0.35	11/16/03
30,000	$1.25	07/26/04
635,000	$1.36	11/18/04
408,750	$0.60	01/27/06
275,000	$0.65	04/24/06
1,140,000	$0.26	03/18/07
1,415,000	$0.34	04/03/07
54,400	$0.25	09/16/04

5.     Directors and Officers as at the date this report is signed and filed:

Name	Position
Kerry E. Sully	Chairman & Director
Douglas J. Rowe	President, CEO & Director
Donald L. Dabbs	Vice President, CFO & Director
Lanny K. McDonald	Director
John I. Clark	Director
Charles S. Hopper	Director
John R. Houghton	Corporate Secretary
Suzanne L. Loov	Assistant Corporate Secretary
Hugh J. Abercrombie	Vice President - Exploration

BIRCH MOUNTAIN RESOURCES LTD. FORM 51-901F -QUARTERLY REPORT June 30, 2003

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1.     Description of Business

Birch Mountain Resources Ltd. ("Birch Mountain" or the "Company") is a mineral exploration and mineral technology company. Mineral exploration is confined to Alberta, Canada.

Landholdings

Birch Mountain's Alberta mineral properties are held as either metallic and industrial mineral permits or leases that are issued by the Alberta government. Mineral permits have a non-renewable 10-year term, subject to escalating biannual mineral assessment expenditure requirements ranging from $5.00-15.00 per hectare. Mineral leases have a renewable 15-year term, subject to payment of an annual rent of $3.50 per hectare. In Alberta, mineral permits held in good standing may be converted to mineral leases any time prior to the expiry of their 10-year term.

Total landholdings under mineral leases and permits at June 30, 2003

Project	hectares	acres
Athabasca	332,108	820,654
Birch Mountains	92,160	227,731

Total	424,268	1,048,385

In August 2002, the Alberta Department of Energy notified Birch Mountain that it had accepted the April 2002 assessment filing of $5.15 million in exploration expenditures for the Athabasca and Birch Mountains mineral properties. The assessment expenditures were applied to 55 minerals permits covering 360,675 hectares (861,900 acres). Additional assessment-eligible work has been completed and will be available for future assessment reports. A number of Birch Mountain's Athabasca mineral permits reached the end of their 10-year term in 2002 and were allowed to lapse, reducing Birch Mountain's Athabasca mineral property by 348,800 hectares (861,900 acres).

In 2003, additional mineral permits will reach their full 10-year term. Birch Mountain plans to convert certain of these to mineral leases prior to their expiry to preserve mineral rights in areas believed to be prospective for precious metals and industrial minerals.

Birch Mountain maintains its core exploration lands in Athabasca comprising 49,233 hectares (121,657 acres) held under mineral leases, requiring a net annual lease rental payment of $135,000, and 277,099 hectares (684,725 acres) held under mineral permits as of June 30, 2003. Under an agreement announced September 26, 2002, Suncor Energy Inc. pays the annual rental on six mineral leases. In December 2002, Birch Mountain acquired an interest in a mineral lease located immediately east and south of the proposed limestone quarry in Township 94-10W4. On August 7, 2003, Birch Mountain completed the transfer of 100% of this lease; this does not change the area of landholdings but increases the number of leases held to 29. On August 11, 2003, Birch Mountain initiated the conversion of another mineral permit to a mineral lease.

Birch Mountain no longer holds any mineral interests in Manitoba, the Yukon Territory or Indonesia.

BIRCH MOUNTAIN RESOURCES LTD. FORM 51-901F - QUARTERLY REPORT June 30, 2003

Mineral exploration in the Athabasca region north of Fort McMurray has lead to the delineation of a limestone deposit at surface. A report prepared by the Company's Senior Geologist indicates that the area contains up to 130 million tonnes of limestone suitable for construction aggregate and may have potential for other industrial applications. Birch Mountain filed an application with Alberta Environment on October 3, 2002, to licence a quarry covering an area of 153 hectares for the production and sale of limestone aggregate. The Company has formed an Industrial Minerals Division to manage and report on this aspect of the business.

2.     Operations and Financial Conditions

Results of Operations

Corporate Income and Expense

Costs and Expenses
 Total costs and expenses to the second quarter of 2003 were $505,655 (excluding $399,462 of Mineral Exploration and Industrial Minerals) down from $647,949 (excluding $465,053 of Mineral Exploration Expenses) in 2002. Salaries, management fees and benefits of $227,396 decreased slightly in 2003 from $240,717 in 2002. Professional Fees were $54,968 in the quarter of 2003 down from $146,998 in 2002.

Corporate Income
 Birch Mountain is engaged in precious metals exploration, technology development related to mineral characterization and extraction from geological sources on its mineral properties and industrial mineral development. The Company does not have regular income from sale of minerals or other products. The main source of income from year to year is interest earned on its term deposits. There was negligible income in the first and second quarter of 2003.

Liquidity and Capital Resources
 The primary source of cash has been private placements. One private placement took place in January 2002 for $116,428. The Company closed a private placement financing on May 16, 2003, with net proceeds of $1,175,252. At June 30, 2003 the working capital deficiency was $227,000. While Birch Mountain has been successful in raising funds, we believe junior resource companies will continue to have difficulty financing new issues in 2003. As a result, the Company will remain prudent and cautious, preserving its working capital by conducting selective field programs and value-adding laboratory work as well as minimizing general and administrative costs.

The Company has initiated the regulatory approval process to licence a limestone aggregate quarry which, when approved, will produce long-term cash flow. In addition, the opportunity to produce quicklime from the same quarry for sale to oil sands companies is under active consideration.

Mineral Exploration Costs

Precious Metals Exploration Costs
 Mineral Exploration Costs for the first and second quarter of 2003 were $90,671 compared to $465,053 in 2002. Limited exploration work reflects the shift in emphasis to industrial minerals.

BIRCH MOUNTAIN RESOURCES LTD. FORM 51-901F - QUARTERLY REPORT June 30, 2003

Mineral Technology Costs
 The Company spent $2,579 in 2003, down from $33,539 in 2002 on scientific research primarily on the development of proprietary extraction and analytical techniques. There were no similar expenditures on research in previous years.

Industrial Minerals Costs
 In 2002 the company established an Industrial Mineral division in order to take advantage of the business opportunity in the market for limestone from its Athabasca leases. This division incurred cost of $308,791 in 2003, which related to a geological investigation of the potential limestone quarry, initial drilling and filing for environmental approvals.

The interest generated in the opportunities for the Industrial Mineral Division is expected to provide project financing to enable the advancement of the limestone/quicklime project.

3)     Significant Events

Birch Mountain's Industrial Mineral Division received authorization from Alberta Sustainable Development to conduct a limestone delineation drill program on its Athabasca mineral property. The drilling started in December and was completed in January 2003. Six continuously cored holes were drilled and completed to depths ranging from 16 to 45 m. On March 7, 2003, the Company announced positive calcining tests. The calcining test results show that limestone from the Middle Quarry Unit and a near-surface unit can be calcined successfully to produce quicklime.

On July 29, 2003, the Company announced that it had received a formal Request For Information ("RFI") from a major oil sands mining company regarding a long-term supply of quicklime for its recently announced emission reduction program. The Company is responding to the RFI and will pursue negotiations to secure a contract. The Company is expanding its efforts to evaluate the regional market for quicklime. As the oil sands industry continues to expand in the Cold Lake to Fort McMurray region, the Company anticipates parallel growth in the northern Alberta quicklime market.

BIRCH MOUNTAIN RESOURCES LTD.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

August 27, 2003

BIRCH MOUNTAIN RESOURCES LTD.
/s/ Donald L. Dabbs
DONALD L. DABBS Vice-President and CFO